Exhibit 21

List of Subsidiaries

Name	Jurisdiction of Organization

Medytox Institute of Laboratory Medicine, Inc.	Florida
Medical Billing Choices, Inc.	North Carolina
Medytox Diagnostics, Inc.	Florida
Rennova Community Health, Inc.	Florida
PB Laboratories, LLC	Florida
Biohealth Medical Laboratory, Inc.	Florida
Alethea Laboratories, Inc.	Texas
International Technologies, LLC	New Jersey
EPIC Reference Labs, Inc.	Florida
Epinex Diagnostics Laboratories, Inc.	California
Epinex Diagnostics Laboratories, Inc.	Nevada
Platinum Financial Solutions, LLC	Florida
Scott County Community Hospital, Inc.	Tennessee
Medytox Solutions, Inc.	Nevada
Jamestown TN Medical Center, Inc.	Tennessee
Rennova Health Services TN, Inc.	Tennessee
Mountain View Physician Practice, Inc.	Tennessee
Jellico Medical Center, Inc.	Tennessee
CarePlus Medical, Inc.	Kentucky
Myrtle Recovery Centers, Inc.	Tennessee